SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Merge Technologies Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    589981109
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                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                            c/o Oracle Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 21, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                         ------------------
CUSIP No. 589981109                                           Page 2 of 6 Pages
-------------------------------------                         ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Larry N. Feinberg
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X}

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                13,100
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,476,593
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     13,100
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,476,593
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,489,693
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

This Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13D filed on June 14, 2006 (the "Original 13D") by Mr. Larry Feinberg ("Mr. Feinberg"). This Amendment No. 1 relates to the Common Stock, par value $0.01 per share, of Merge Technologies Incorporated, a Wisconsin corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. This Amendment No. 1 is being filed to report a change in beneficial ownership in excess of 1% of the total amount of Common Stock outstanding. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13D.

Item 3.   Source and Amount of Funds or Other
          Consideration.

     Item 3 of the Original 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

     As of the date hereof, Mr. Feinberg may be deemed to beneficially own 1,489,693 shares of the Company's Common Stock (the "Shares"), consisting of 1,477,693 shares of Common Stock and options to purchase 12,000 shares of Common Stock (the "Options"). The Shares are held by the Funds and the Foundation. Mr. Feinberg has investment discretion over the activities of the Funds through Oracle Associates and the Investment Manager, respectively, and over the activities of the Foundation as trustee. The Shares were purchased for an aggregate purchase price of $17,589,682.47. The funds for the purchase of the Shares held by the Funds came from capital contributions to the Funds by the investors in such Funds. The funds for the purchase of those Shares held by the Foundation came from the Foundation's capital. The Shares were purchased through margin accounts maintained with UBS which may extend margin credit to the Reporting Person and other persons under his investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Original 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a) & (b) Ownership and power over disposition:
          ------------------------------------

A. Mr. Feinberg
   ------------

     (a) Amount beneficially owned: 1,489,693

     (b) Percent of class: 6.5% The percentages used herein and in the rest of this Amendment No. 1 are calculated based upon a total of 22,955,954 outstanding shares of Common Stock, consisting of (i) 22,943,954 shares of Common Stock issued and outstanding as of October 31, 2005 as reported in the Company's Report on Form 10-Q for the quarterly period ended September 30, 2005, and (ii) the Options to purchase 12,000 shares of Common Stock.

     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 13,100
          (ii)  Shared power to vote or direct the vote: 1,476,593
          (iii) Sole power to dispose or direct the disposition: 13,100
          (iv)  Shared power to dispose or direct the disposition: 1,476,593

     (c) The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by the Reporting Person during the past 60 days are set forth on Exhibit 99.1 attached hereto. All such transactions were effected in open market purchases.

     (d) The Reporting Person expressly disclaims beneficial ownership of such shares of Common Stock except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, securities reported in this Amendment No. 1 which constitute more than five percent of the total outstanding Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Options to purchase shares of Common Stock are all call options acquired in open market purchases. They have a strike price of $12.50 and expire on September 15, 2006.

Item 7.   Material to be Filed as Exhibits.

     1. Attached hereto as Exhibit 99.1 is a list of transactions in the Company Stock.


              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 24, 2006                       /s/ Larry N. Feinberg
                                             -----------------------------------
                                             Larry N. Feinberg




               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                                 WITH RESPECT TO
                        MERGE TECHNOLOGIES INCORPORATED]